Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,
		2018	2017	2016	2015	2014
		(in thousands)
Earnings:
Income (loss) before income taxes		$11,947	$10,853	$5,699	$(2,002)	$(482)
Less: Equity in loss (earnings) of investees		1,080	1,694	1,995	(462)	(1,528)
Less: Pre-tax net (income) loss attributable to noncontrolling interest		(1,355)	87	670	305	(691)
Add: Distributions paid by equity investees		-	-	-	305	327
Fixed charges and preferred stock dividends, as calculated below		283	278	287	281	264
Total earnings		$11,955	$12,912	$8,651	$(1,573)	$(2,110)

Computation of fixed charges and preferred stock dividends:
Interest expense	$		$-	$-	$-	$-
Preferred stock dividends(3)		177	177	177	177	177
Interest component of rent expense(1)		106	101	110	104	87
Total combined fixed charges and preferred stock dividends		$283	$278	$287	$281	$264

Ratio of earnings to combined fixed charges and preferred stock dividends(2)		42.24	46.45	30.14	N/A	N/A
Deficiency of earnings to combined fixed charges and preferred stock dividends		N/A	N/A	N/A	(1,854)	(2,374)

(1)

Dividends accrue on our outstanding Series A preferred stock at the rate of $0.20 per annum per share of Series A preferred stock. We have not paid any dividends on preferred stock.  883,000 shares of our preferred stock were issued and outstanding for all of the periods presented.

(2)

Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense. Interest component of rental expense is estimated based on interest on tenant improvement loan at 4%, which is considered a reasonable approximation of the interest factor. In 2010, the full amount of the tenant improvement was paid off.

(3)	For periods in which there is a deficiency of earnings available to cover combined fixed charges and preferred stock dividends, the ratio information is not applicable.